Shulman, Rogers, Gandal, Pordy & Ecker, P.A.
12505 Park Potomac Avenue, 6th Floor
Potomac, Maryland 20854
www.shulmanrogers.com

November 6, 2009

VIA COURIER AND EDGAR

Perry J. Hindin
Special Counsel
Office of Mergers & Acquisitions
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-3628

Re:	Piedmont Office Realty Trust, Inc.
Schedule TO-T filed October 13, 2009 by MIRELF III REIT Investments, LLC
File No. 005-80150

Dear Mr. Hindin:

On behalf of MIRELF III REIT Investments, LLC (“MIRELF”) and the other bidders identified in item 1 below (collectively with MIRELF, the “Purchaser”), this letter is transmitted in response to comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated October 27, 2009 with respect to the Purchaser’s original Schedule TO-T filed October 13, 2009 (the “Original TO”).  In addition, we are hand-delivering the enclosed marked version (hard copy only) of the Purchaser’s proposed Amendment No. 1 (the “Amendment”) to the Original TO, which shows all changes made to the Original TO, including the original Offer to Purchase, in response to the Staff’s comments.

The numbering of the paragraphs below corresponds to the numbering of the Staff’s comments, which for the Staff’s convenience, we have incorporated into this response letter.  The responses are based, in part, on information provided to us by representatives of the Purchaser.

Schedule TO

1.
Please tell us what consideration was given to including the Purchaser’s affiliates referenced in Schedule I to the Offer to Purchase, including the Fund, Madison International Holdings III, LLC, the Depositary and Ronald M. Dickerman, as an offeror or bidder.  Exchange Act Rule 14d-1(g)(2) defines the term “bidder” as any person who makes a tender offer or “on whose behalf a tender offer is made.”  Thus, the bidder concept encompasses persons or entities other than the actual purchaser of securities in a tender offer.  In addition to the entities referenced above, other persons or entities who control them may also need to be included as bidders in the tender offer.  Please refer to the factors discussed in “Identifying the Bidder in a Tender Offer” in section II.D.2 of the Current Issues and Rulemaking Projects Outline (November 14, 2000) available on our Web site at www.sec.gov in your analysis of whether other bidders should be included.  To the extent Purchaser determines not to add additional bidders, please provide an analysis in your response letter.  Since each bidder must individually satisfy the disclosure, filing and dissemination requirements of Schedule TO and Regulation 14D, adding new bidders may require you to extend the Offer and disseminate new offering materials, depending on the materiality of the new disclosure Purchaser provides.  Please note that, to the extent applicable, Purchaser should also comply with the comments below as to any new bidders.

Securities and Exchange Commission
November 6, 2009

In response to the Staff’s comments, the Purchaser has revised the Original TO to include MIRELF III Madison Investments, LP and Madison International Holdings III, LLC as additional “bidders,” as that term is defined under Rule 14d-1(g)(2) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

MIRELF III Madison Investments, LP is the sole managing member (the “Manager”) and sole member of MIRELF, the entity that will purchase the shares of Piedmont Office Realty Trust, Inc. (“Piedmont”) in the above-referenced tender offer (the “Offer”).  Madison International Holdings III, LLC is the sole general partner (the “General Partner”) of the Manager.

Other than the Manager and the General Partner, no other person or entity should be deemed a “bidder.”  As the sole Managing Member of MIRELF, the Manager makes all decisions for and on behalf of MIRELF.  Further, as the sole general partner of the Manager, the General Partner makes all decisions with respect to the Manager’s business operations, including with respect to MIRELF, and thereby indirectly has the exclusive investment power and voting power over MIRELF.

Ronald M. Dickerman is not a “bidder” within the meaning of Rule 14d-1(g)(2) of the Exchange Act because the General Partner is an independent entity that has operations separate from MIRELF. In addition to being the sole general partner of MIRELF, the General Partner is also the sole general partner of Madison International Real Estate Liquidity Fund III, LP (the“Fund”), which is actively pursuing and managing other investments that are completely unrelated to the Offer. In its capacity as general partner to the Fund, the General Partner manages the day-to-day operations of the Fund and makes all investment decisions for and on behalf of the Fund.  Moreover, the General Partner works closely with the Fund’s asset manager with respect to the Fund’s investments and subsidiaries, which are involved in investments unrelated to the Offer.  Thus, the General Partner, which has both investment power and voting power over MIRELF, “is an established entity with substantive operations and assets apart from those related to the offer . . . .”  In such a case, “the staff ordinarily will not go further up the chain of ownership to analyze whether that entity’s control persons are bidders.” (See Section II.D.2 of the Current Issues and Rulemaking Projects Outline (November 14, 2000).)

Securities and Exchange Commission
November 6, 2009

Moreover, neither MIRELF III Investment Processing, LLC (the “Depositary”) nor the Fund is a “bidder” within the meaning of Rule 14d-1(g)(2) of the Exchange Act.  As described on pages 1, 4, 21 and  22 of the Amended and Restated Offer to Purchase (the “Offer to Purchase”), being filed simultaneously with the Amendment, MIRELF will be funding the purchase price and related expenses through contributions made by the Fund.  The Fund will make such contributions through its subsidiaries, which are limited partners of the Manager and, as limited partners, are precluded as a matter of law from exercising any investment power over the Manager.  As a result, the Fund is not a “bidder” within the meaning of Rule 14d-1(g)(2).

As described on pages 2, 6, 7 and 21 of the Offer to Purchase, the Depositary is an affiliate of MIRELF.  Specifically, as described on Schedule I to the Offer to Purchase, the Depositary is an indirect subsidiary of the Fund.  The Depositary is not a direct or indirect owner of any of the bidders, nor does the Depositary exercise any investment or voting power over or in respect of MIRELF.  As a result, the Depositary is not a “bidder” within the meaning of Rule 14d-1(g)(2).

2.	Please revise the Schedule TO to provide each of the item requirements required by the schedule. See General Instruction F to Schedule TO.

In response to the Staff’s comment, the Purchaser has revised the Original TO to explicitly reference each item required by General Instruction F to Schedule TO.

Offer to Purchase

What is the Market Value of My Shares, page 7

3.
We note your disclaimer of responsibility for information contained in your offering document that has been extracted from Direct Investments Spectrum reports and other independent secondary market reporting publications.  While you may include appropriate language about the limits on the reliability of the information, you may not disclaim responsibility for its accuracy or completion.  Revise accordingly.

In response to the Staff’s comment, the Purchaser has revised the referenced language to remove any disclaimer of responsibility for the accuracy or completion of the relevant information and to include instead appropriate language about the limits on the reliability of the information.

Securities and Exchange Commission
November 6, 2009

Acceptance for Payment and Payment for Shares; Proration, page 15

4.
Purchaser discloses on page 16 that it will announce preliminary results of proration “as promptly as practicable.”  Rule 14e-1(c) requires that you pay the consideration offered “promptly” upon expiration of the offer.  Please revise here and throughout the document, as necessary.

In response to the Staff’s comment and in compliance with Rule 14e-1(c), the Purchaser has revised the disclosure to remove the words “as practicable” and any other words having similar meaning.

Certain Information Concerning the Purchaser, page 21

5.
We note that Purchaser is not a public company and that the offer is not for all outstanding securities of the subject class.  Therefore, you do not fall within the fact pattern under which financial statements are not deemed material in the context of a tender offer.  Refer to Instruction 2 to Item 10 of Schedule TO.  The fact that financing for the offer is assured is not dispositive of whether bidder financial statements are required under Item 10 of Schedule TO.  Please provide us further analysis as to why you believe that the financial condition of Purchaser is not material to a Shareholder’s decision to participate in the Offer in light of the facts noted above.

Under Instruction 1 to Item 10 of Schedule TO, financial statements must be provided when the offeror’s financial condition is material to a security holder’s decision whether to sell, tender or hold the securities sought.  The facts and circumstances of a tender offer, particularly the terms of the tender offer, may influence a determination as to whether financial statements are material, and thus required to be disclosed.

Although the Purchaser acknowledges that the Offer being made pursuant to the Original TO does not meet the conditions of the “safe harbor” provided by Instruction 2 to Item 10 of Schedule TO (“Instruction 2”), the Purchaser advises the Staff that it believes that the inclusion of the Purchaser’s financial statements in the Offer to Purchase is not material to the investment decision of a shareholder in the Offer for the following reasons:

(a)
The Purchaser is seeking to acquire shares in Piedmont solely for investment purposes and does not seek to acquire a significant equity stake in order to take control of, change, or influence the management or affairs of Piedmont.  This is explained in greater detail on pages 6 and 20 of the Offer to Purchase.  Even if the Offer is fully subscribed, the Purchaser will own (directly, or indirectly through MIRELF) only slightly more than 5.0% of Piedmont’s outstanding shares.  Such ownership amount will neither afford it any meaningful ability to control Piedmont’s management or affairs, nor will it result in any change in the Purchaser’s ability to influence Piedmont.  Moreover, as disclosed on pages 20-21 of the Offer to Purchase, the Purchaser’s ability to purchase more than 7.0% (in the aggregate) of the outstanding Piedmont shares and to influence Piedmont is limited in certain significant respects pursuant to the Confidentiality Agreement previously entered into by the Purchaser and Piedmont, the terms of which are described in Section 11, “Certain Information Concerning the Purchaser,” of the Offer to Purchase.  As a result of the foregoing, existing shareholders do not need financial information to assess whether to tender to a prospective controlling security holder or, alternatively, to remain a continuing security holder in a company with the existing equity structure and control.  See footnote 195 to Final Rule: Regulation of Takeovers and Security Holder Communications Release No. 33-7760 (October 26, 1999).

Securities and Exchange Commission
November 6, 2009

(b)
The consideration offered for the Piedmont shares consists solely of cash (see pages 4, 8, and 12 of the Offer to Purchase), the Offer is not subject to any financing condition (see pages 5 and 22 of the Offer to Purchase), and the Purchaser has sufficient cash to purchase the shares subject to the Offer (see page 22 of the Offer to Purchase).  As further described in Section 12 of the Offer to Purchase, the Purchaser anticipates funding all of the purchase price and related expenses through contributions made by the Fund, which in turn will be funded out of the Fund’s existing funded capital and binding capital commitments.  As a result, the cash necessary to complete the entire purchase is readily available and is committed to that purpose.  Piedmont’s shareholders, therefore, do not need financial information to assess the Purchaser’s financial condition or prospects, whether the Purchaser can finance or consummate the Offer, or otherwise to measure the viability of the Offer; and such financial information is not relevant to Piedmont’s shareholders’ determination of the value of the Offer.  It should also be noted in this regard that although the Purchaser does not squarely fit within the non-exclusive “safe harbor” set forth in Instruction 2 in light of its inability to satisfy the requirements of either clause (c) or clause (d) thereof, the Purchaser does satisfy the requirements of clauses (a) and (b) thereof for the reasons set forth above in this paragraph.

(c)
Finally, as described on page 21 of the Offer to Purchase, the Purchaser is a privately held company and has not prepared audited financial statements or financial statements in accordance with generally accepted accounting principles.  For this reason and the other reasons stated in paragraph (a) and (b) above, we believe that under the circumstances, the burden of providing the Purchaser’s financial information would outweigh the usefulness of the information to Piedmont’s shareholders.  See footnote 197 to Final Rule: Regulation of Takeovers and Security Holder Communications Release No. 33-7760 (October 26, 1999).

6.
We note disclosure in the second paragraph on page 22 that the Purchaser reserves the right to transfer or assign to one or more of its affiliates the right to purchase all or any portion of the Shares tendered in the Offer.  Please note that if the Purchaser does so, the entity to which the right is assigned may need to be added as a filing person on the Schedule TO-T.  This in turn may necessitate an extension of the offer period and may require the Offer to Purchase to be revised to provide all of the disclosure required by Schedule TO as to that entity.  Please confirm your understanding in your response letter.

Securities and Exchange Commission
November 6, 2009

The Purchaser confirms its understanding that if it transfers or assigns its purchase rights to any affiliate, that affiliate may need to be added as a filing person on the Schedule TO-T, which, in turn, may require both an extension of the offer period and revisions to the Offer to Purchase.

Miscellaneous, page 24

7.
The disclosure here states that the Offer is not being made to (nor will tenders be accepted from or on behalf of) Shareholders in any jurisdiction in which the making of the Offer or the acceptance thereof would not be in compliance with the laws of such jurisdiction.  As you are aware, Rule 14d-10(a)(1) requires that all holders of Shares be permitted to participate in the Offer.  This includes holders of Shares located in jurisdictions outside the United States.  While Rule 14d-10(b)(2) permits you to exclude holders of Shares in a U.S. state where the Purchaser is prohibited from making the Offer, the exception is limited.  Please revise or advise in your response letter as to your authority for excluding target holders of Shares not encompassed within Rule 14d-10(b)(2).

In response to the Staff’s comment and in compliance with Rule 14d-10(b)(2), the Purchaser has revised the disclosure to exclude only those target holders in a U.S. state where the Purchaser is prohibited from making the Offer.

*           *           *

Finally, in response to the Staff’s request, each Bidder listed in the Amendment has provided, by a separate letter addressed to the Commission, a written statement providing the acknowledgments listed in the Staff’s letter dated October 27, 2009.

Please direct any additional questions or comments to me at (301) 255-0555 or in writing at the address above.

Sincerely,

/s/ Simon M. Nadler

Simon M. Nadler